Exhibit 99.1

Spark Networks Appoints Eric Eichmann as Chief Executive Officer

Former Criteo CEO Brings Over 20 Years of Consumer and Ad Technology Experience

BERLIN, Nov. 18, 2019 /PRNewswire/ -- Spark Networks SE (NYSE: LOV) announced the appointment of Eric Eichmann as chief executive officer, effective today. Eric will replace Jeronimo Folgueira who is stepping down from the role as chief executive officer. To ensure a smooth transition, Jeronimo will remain with Spark Networks through the end of 2019 and will continue to serve on Spark's board of directors.

Eric is joining Spark at a pivotal time in the company's history. With the acquisition of Zoosk in July of this year, Spark Networks became the second largest online dating platform in North America and a leading and diversified player in the global dating industry. With 40% of romantic relationships now beginning online, Spark is well positioned to capture market opportunities through new growth initiatives.

Previously, Eric was chief executive officer at Criteo, which is publicly traded on the NASDAQ. Under his leadership, Criteo grew revenues from $320 million to $2.3 billion, beat market expectations 19 quarters in a row, and became a recognized global leader in commerce marketing. Prior to this role, Eric was chief operating officer at Living Social and at Rosetta Stone, and he also served as SVP of ad operations and technology at AOL. Eric holds a master's degree in computer engineering from EPFL (École polytechnique fédérale de Lausanne), and an MBA from the Kellogg School of Management, Northwestern University.

"The board and I are thrilled to have Eric join Spark Networks and lead the company through its next phase," said David Khalil, chairman of Spark's board of directors. "Eric brings a strong track record delivering operational excellence in complex, global, and publicly traded businesses. His experience leading engineering teams, and his domain expertise across advertising and technology-driven businesses make Eric an exceptional candidate to lead Spark."

"I could not be more excited to join Spark at this time. Spark has a tremendous brand portfolio to help people find love across the globe. And with online dating becoming more and more prevalent, there are plenty of opportunities for growth," said Eric. "I look forward to working with the great team at Spark and leading the next chapter of its development."

In accordance with German corporate procedures, Eric will pursue election to Spark Networks' board of directors at the company's annual general meeting in mid-2020.

"Under Jeronimo's leadership, we have completed three M&A transactions, taken the company public, and quadrupled Spark's revenue to approximately €250 million," said David Khalil, Spark's chairman. "I'd like to thank Jeronimo for his passion and energy throughout his tenure, and for building Spark into the company it is today."

"I am extremely proud of what we have achieved during my time at Spark," said Jeronimo, board director. "The company is in a strong strategic position and I am confident that Eric can lead Spark through the next phase of growth. I look forward to working with Eric to ensure a smooth transition over the coming weeks."

ABOUT SPARK NETWORKS SE
Spark Networks SE is America's second largest dating company, listed on the New York Stock Exchange American under the ticker symbol "LOV", with headquarters in Berlin, Germany, and offices in New York, Utah and San Francisco. The company's widening portfolio of premium and freemium dating apps include Zoosk, EliteSingles, Jdate, Christian Mingle, eDarling, JSwipe and SilverSingles, among others. Spark Networks SE in its current form is the result of the merger between Affinitas GmbH and Spark Networks Inc in 2017 and the addition of Zoosk Inc in 2019. Spark has over one million monthly paying subscribers globally.

Safe Harbor Statement:
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, statements involving known and unknown risks, uncertainties, and other factors that may cause Spark Networks' performance or achievements to be materially different from those of any expected future results, performance, or achievements.

Any statements in this press release that are not statements of historical fact may be considered to be forward-looking statements. Written words, such as "believes," "hopes," "intends," "estimates," "expects," "projects," "plans," "anticipates," and variations thereof, or the use of future tense, identify forward-looking statements. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the near future. These forward-looking statements include statements regarding Spark Networks' positioning to capture market opportunities through new growth initiatives, statements regarding Spark Networks' growth opportunities, statements relating to Spark Networks' next phase of growth, and statements regarding the CEO transition. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" in Spark Networks' Annual Report on Form 20-F for the year ended December 31, 2018 and in other sections of the Group's filings with the Securities and Exchange Commission ("SEC"), and in the Group's other current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

Media contact:
Sophie Watson
sophie.watson@spark.net